SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 January 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 29 January 2021 re: RNS Directorate Change

29 January 2021

LLOYDS BANKING GROUP PLC - BOARD AND COMMITTEE CHANGES

Lloyds Banking Group plc announces that Sara Weller will have served 9 years as a Non-Executive Director in February 2021, and accordingly plans to retire as Chair of the Responsible Business Committee and a Non-Executive Director at the AGM in May 2021.  Amanda Mackenzie, a  Non-Executive Director since October 2018, will take on the role of Chair of the Responsible Business Committee following Sara's retirement from the Board.

Sarah Legg, a Non-Executive Director since December 2019 and Chair of the Audit Committee, has been appointed as a member of the Responsible Business Committee with effect from 1 February 2021.

Robin Budenberg, Group Chair said "We established the Board-level Responsible Business Committee in 2015 as a further demonstration of our commitment to sustainability and to put customers and communities at the heart of everything we do.  I would like to thank Sara for her leadership and commitment in chairing the Committee since then.  The Board will miss Sara's contribution and counsel.  Amanda's customer focus has been a major asset to the Responsible Business Committee, and I am very pleased Amanda has agreed to take on the role of Chair of this Committee.  I am also grateful to Sarah for taking on this important additional role."

END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 January 2021